Exhibit 21.1

List of Subsidiaries of the Registrant

The following sets forth a simplified list of our corporate structure as of September 30, 2020, giving effect to the consummation of this offering.

1.	High Desert Finance LLC

2.	ATI Investment Holdings, Inc.

3.	ATI Investment Sub, Inc.

4.	Array Tech, Inc. (f/k/a Array Technologies, Inc.)

5.	Array Technologies International Pty Ltd

6.	Array Technologies Patent Holding Co., LLC